FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2004.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of March 30, 2004 regarding Nidec Files Lawsuit against Nippon Maxtor for Patent Infringement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 30, 2004, in Kyoto, Japan

Nidec Files Lawsuit against Nippon Maxtor for Patent Infringement

Nidec Corporation (“Nidec”, NYSE: NJ) announces that it filed a patent infringement lawsuit against Nippon Maxtor Kabushikigaisha (“Nippon Maxtor”), a Japanese affiliate of U.S.-based Maxtor Corporation as of March 30, 2004.

Filed in the Osaka District Court in Japan, the legal action alleges that Nippon Maxtor is infringing Nidec’s patent by selling hard disk drives that use spindle motors being manufactured and sold by the subsidiaries, including overseas plants, of Minebea Co., Ltd. Nidec claims that certain technical features incorporated into these spindle motors have been covered in one of Nidec patents.

As Nidec understands it, Sankyo Seiki Mfg. Co., Ltd. (“Sankyo Seiki”), a subsidiary of Nidec, found out that the motors manufactured outside of Japan by Minebea Co., Ltd. (“Minebea”) are being mounted in certain types of hard disk drives and sold in Japan, infringing Sankyo Seiki’s patent. Sankyo Seiki has been  discussing this issue with Minebea for nearly five months since last November. However, there still seems to remain a deep chasm between the terms of settlement proposed by each side. Disappointed by the intangible response from Minebea received every two weeks during the said period, coming in the form of a sequence of another sets of subcritical questions, Sankyo Seiki has concluded that further negotiations will be futile.

Nidec, on the other hand, started a discussion with Minebea over its own patent issue on March 2, 2004. Nidec accepted Minebea’s proposal that Minebea should provide Nidec with answers by March 29, instead of the initially agreed-upon deadline for such answers of April 5, and that Nidec should refrain from any legislative measure against Minebea until then.

Nidec finds it extremely regrettable that Minebea chose to respond with filing a lawsuit against Nidec on March 29, 2004, rather than with efforts for an amicable solution. While declined to comment on the details of the complaint filed, Nidec deems Minebea’s decision as an act of dishonor overriding the sincerity and patience Nidec presented during the whole course of the past negotiations with Minebea.

Nidec owns a series of motor-related patents as a result of years of research and development. Nidec considers a legitimate execution of patent right with an aim to establish a competitive advantage in business materially conforms to the original spirit of the patent system, and that all the negotiations conducted based on the relevant legislation should be naturally justified.

Since opportunities for further dialogues with Minebea appears no longer existent, Nidec judged entrusting the court for ruling would be the best and only alternative to settle the dispute.

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